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                                                             EXHIBIT 99.4(xi)(B)

                [LOGO OF SAGE LIFE ASSURANCE OF AMERICA, INC.]

                          ENHANCED DEATH BENEFIT RIDER


General
This Rider is made part of the Group Contract/Certificate to which it is attached and is subject to all of the applicable provisions in the Certificate. It provides an additional benefit, the "Enhanced Death Benefit" in the event of the death of the Covered Person prior to the Income Date. The Covered Person is the person whose death causes the death benefit to be paid.


Definitions

     Benefit Rate: The Benefit Rate is the percentage used to determine the Enhanced Death Benefit payable under this Rider. The Benefit Rate is shown in the Certificate Schedule.

     Net Purchase Amount: On the Certificate Date, the Net Purchase Amount is equal to the Initial Purchase Payment. Thereafter, the Net Purchase Amount is increased by any additional purchase payments. At the time of a withdrawal, it is reduced in proportion to the reduction in Account Value that results from the withdrawal.

Enhanced Death Benefit
If this Rider is in force and the Covered Person dies before the Income Date, we will pay the Enhanced Death Benefit described below according to the Certificate's terms and conditions, including the "Proof of Death" provision. The amount of the benefit is determined on the Business Day we receive proof of death. This amount is equal to the Benefit Rate multiplied by the excess, if any, of the Account Value over the Net Purchase Amount, up to the Maximum Benefit Amount shown in the Certificate Schedule.


Payment of Enhanced Death Benefit
The Enhanced Death Benefit will be paid to the person or persons entitled to receive the death benefit according to the Certificate upon receipt of written proof of death.

Charge for this Rider
The charge for this Rider is calculated as a percentage of the Account Value on the date of deduction. The charge is deducted in proportion to the Sub-Accounts in which you are invested; we deduct it on the Certificate Date and monthly thereafter on the day we deduct asset-based charges. We will charge for each Certificate Year that the Rider is in effect. The charge for this Rider is shown in the Certificate Schedule.


Effective Date
The effective date of this Rider is the Certificate Date of the Certificate to which it is attached.

DVA-C-EDB-9712
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Certificate Continuation Option
If the Certificate is being continued by the deceased Owner's spouse pursuant to the Certificate Continuation Option, he or she may also elect to continue this Rider by notifying our Customer Service Center within 30 days of the Valuation Date we receive proof of the Owner's death. If elected by the new Owner, this Rider shall continue according to its terms and conditions, subject to our then existing rules on eligibility and the following conditions:

     1. For purposes of the "Net Purchase Amount" definition in this Rider, the Net Purchase Amount upon continuation will be equal to the beginning Account Value as determined in the Certificate, subject to the Maximum Continuation Amount shown in the Certificate Schedule. Thereafter, the Net Purchase Amount is increased by any additional purchase payments. At the time of a withdrawal, it is reduced in proportion to the reduction in Account Value that results from the withdrawal.

     2. For the purposes of the "Effective Date" provision in this Rider, the effective date will be the Valuation Date that the new Owner elects to continue this Rider.


     3. The Benefit Rate and the charge for this Rider will be those then in effect for the new Owner's attained age.


Termination
This Rider will terminate on the date of the first to occur of the following events:

     1. The Certificate is surrendered or the entire Account Value is applied under an Income Plan; and


     2. The date of death of the Covered Person if (a) there is no spouse eligible to continue the Certificate Continuation Option, or (b) an eligible spouse chooses not to continue the Certificate under that Option.

You cannot otherwise terminate this Rider.


Terms
All of the terms used in this Rider have the same meanings as in the Group Contract and Certificate unless otherwise clearly indicated in this Rider.


                              /s/  Ronald S. Scowby
                              ---------------------------
                                    Chairman

DVA-C-EDB-9712